UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Transocean Ltd.

(Name of Issuer)

Shares, par value CHF 0.10 per share

(Title of Class of Securities)

H8817H100

(CUSIP Number)

c/o Daniel Ro-Trock

Transocean Ltd.

Turmstrasse 30

6312 Steinhuasen

Switzerland CH-6312

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H8817H100

1	Names of Reporting Persons Frederik W. Mohn

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO(1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 43,856(2)

	8	Shared Voting Power 65,696,433(2)

	9	Sole Dispositive Power 43,856(2)

	10	Shared Dispositive Power 65,696,433(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,740,289(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 15.4%(3)

14	Type of Reporting Person (See Instructions) IN

(1)         See Item 3 for additional information.

(2)         Consists of (a) 22,148 Shares and 18,000 Shares issuable upon the exchange of $185,000 aggregate principal amount of Exchangeable Bonds, in each case individually owned by Mr. Mohn, (b) 2,054 Shares and 1,654 Shares issuable upon the exchange of $17,000 aggregate principal amount of Exchangeable Bonds, in each case individually owned by Mr. Mohn’s spouse and (c) 31,096,351 Shares and 34,600,082 Shares issuable upon the exchange of $355,611,000 aggregate principal amount of Exchangeable Bonds, in each case owned by Perestroika AS. The Exchangeable Bonds are exchangeable into Shares at the Initial Exchange Rate (as defined in Item 1 below). As further described in Item 3, Mr. Mohn is the sole owner of Perestroika AS. Accordingly, Mr. Mohn is deemed to indirectly beneficially own the Shares and Exchangeable Bonds held by Perestroika AS.

(3)         The percentage is based upon the 391,237,308 Shares outstanding as of December 11, 2017 as disclosed by the Issuer in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 20, 2017. See Item 2 for additional information.

CUSIP No. H8817H100

1	Names of Reporting Persons Perestroika AS

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO(1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 65,696,433(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 65,696,433 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,696,433(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 15.4%(3)

14	Type of Reporting Person (See Instructions) CO

(1)         See Item 3 for additional information.

(2)         Consists of 31,096,351 Shares and 34,600,082 Shares issuable upon the exchange of $355,611,000 aggregate principal amount of Exchangeable Bonds, which are exchangeable into Shares at the Initial Exchange Rate (as defined in Item 1).

(3)         The percentage is based upon the 391,237,308 Shares outstanding as of December 11, 2017 as disclosed by the Issuer in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 20, 2017.  See Item 2 for additional information.

Item 1.                                                         Security and Issuer

This statement on Schedule 13D relates to the shares, par value CHF 0.10 per share (the “Shares”), of Transocean Ltd., a company organized under the laws of Switzerland (the “Issuer”). The Reporting Persons (defined below) hold Shares in the Issuer and 0.5% Exchangeable Senior Bonds due 2023 (the “Exchangeable Bonds” and, together with the Shares, the “Securities”) in Transocean Inc., a company organized under the laws of the Cayman Islands (“TINC”). The Exchangeable Bonds are exchangeable into the Shares at the holder’s option. The initial exchange rate of the Exchangeable Bonds is 97.29756 Shares per $1,000 principal amount of Exchangeable Bonds (the “Initial Exchange Rate”), which Initial Exchange Rate is subject to adjustment in accordance with the Indenture, dated January 30, 2018, among TINC, the Issuer, Computershare Trust Company, N.A. and Computershare Trust Company of Canada (the “Indenture”). The principal executive offices of the Issuer are located at Turmstrasse 30, 6312 Steinhausen, Switzerland.

Item 2.                                                         Identity and Background

This Schedule 13D is filed jointly by (i) Frederik W. Mohn, a citizen of Norway (“Mr. Mohn”), and (ii) Perestroika AS, a Norwegian private limited company (“Perestroika” and, together with Mr. Mohn, the “Reporting Persons”).

The address of the principal business office of each of the Reporting Persons is Statsminister Michelsensvei 38, 5320 Paradis, Norway.

Mr. Mohn’s present principal occupation or employment is (i) serving as the sole owner and managing director of Perestroika, which is primary engaged in the business of investing in oil and gas, shipping, infrastructure, real estate development and financial services entities, and (ii) serving as a director of the Issuer.

None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

On August 13, 2017, the Issuer entered into the Transaction Agreement with Songa Offshore SE, a European public company limited by shares (or societas Europaea) existing under the laws of Cyprus (“Songa Offshore”), and TINC (as amended, the “Transaction Agreement”), pursuant to which the Issuer offered to acquire (the “Acquisition”) all of the issued and outstanding shares (on a fully diluted basis) (the “Songa Shares”) of Songa Offshore through a voluntary tender offer (the “Offer”) in exchange for consideration per Songa Share consisting of (i) 0.35724 newly issued Shares (“Consideration Shares”) and (ii) $2.99726 principal amount of Exchangeable Bonds. As part of the Offer, each Songa Offshore shareholder had the ability to instead elect to receive an amount in cash of NOK 47.50 per Songa Share up to a maximum of NOK 125,000 per shareholder (the “Cash Election”) in lieu of some or all of the Shares and Exchangeable Bonds such shareholder would otherwise have been entitled to receive in the Offer. In addition, on August 13, 2017, the Issuer and Songa Offshore entered into the Pre-acceptance (as amended, the “Pre-acceptance”), pursuant to which Perestroika unconditionally agreed to exchange all of its Songa Shares (including any shares acquired after the date of the Pre-acceptance and any shares acquired upon exercise, exchange or conversion of any other securities to acquire Songa Shares) in the Offer and to forego the Cash Election. As contemplated by the Pre-acceptance, pursuant to the Private Exchange Agreement, dated as of December 15, 2017, by and between TINC and Perestroika, Perestroika also agreed to (i) sell and exchange all Songa Offshore bonds owned by Perestroika for Exchangeable Bonds in an amount equal to either 103.5% or 101% (depending on the particular bond) of the principal amount of such bonds, in each case plus accrued interest up to completion and (ii) sell and exchange all Perestroika’s holdings in a $50 million loan to Songa Offshore for Exchangeable Bonds in a total amount equal to 100% of the principal amount of such loan, plus accrued interest until the time of the completion of such exchange.

The Reporting Persons received the Shares and Exchangeable Bonds in connection with the completion of the Acquisition on January 30, 2018.

Item 4.                                                         Purpose of Transaction.

The information set forth in or incorporated by reference in Item 1, Item 2, Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Shares and Exchangeable Bonds reported herein for investment purposes. The Reporting Persons may from time to time make additional purchases of Shares or Exchangeable Bonds, or dispose of Shares or Exchangeable Bonds, either in the open market in private transactions depending on the Reporting Persons’ respective businesses, prospects and financial conditions, the market for the Shares or the Exchangeable Bonds, general economic conditions, stock market conditions and other future developments.

Effective upon completion of the Acquisition, Mr. Mohn became a member of the board of directors of the Issuer (the “Board”). As a member of the Board and the single largest beneficial owner of the Issuer’s Shares, Mr. Mohn will have the ability to influence who is nominated and ultimately elected to the Board. Mr. Mohn, however, has no current intention of changing the present composition of the Issuer’s Board or management.

The Board, as a whole and through its various committees, has responsibility for the oversight of risk management for the Issuer. Mr. Mohn, a member of the Board and the single largest beneficial owner of the Shares, may influence the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Mr. Mohn, however, has no current intention of changing the present capitalization or dividend policy of the Issuer.

Except as described in this Item 4, as of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or retain any Shares or Exchangeable Bonds reported as beneficially owned in this Schedule 13D, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 The aggregate number and percentage of Shares (including Shares issuable upon the exchange of the Exchangeable Bonds at the Initial Exchange Rate) beneficially owned by the Reporting Persons are as follows (based upon the 391,237,308 Shares outstanding as of December 11, 2017 as disclosed by the Issuer in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 20, 2017):

(i)                                     Mr. Mohn beneficially owns 65,740,289 Shares, or approximately 15.4%.

(ii)                                  Perestroika beneficially owns 65,696,433 Shares, or approximately 15.4%.

(b)                                 Mr. Mohn has

(i)                                     sole power to vote or direct the vote of 43,856 Shares;

(ii)                                  shared power to vote or direct the vote of 65,696,433 Shares;

(iii)                               sole power to dispose or direct the disposition of 43,856 Shares; and

(iv)                              shared power to dispose or direct the disposition of 65,696,433 Shares.

Perestroika has

(i)                                     sole power to vote or direct the vote of 0 Shares;

(ii)                                  shared power to vote or direct the vote of 65,696,433 Shares;

(iii)                               sole power to dispose or direct the disposition of 0 Shares; and

(iv)                              shared power to dispose or direct the disposition of 65,696,433 Shares.

(c)                                  Except as described in Item 3 above, there have been no reportable transactions with respect to the Shares within the last 60 days by the Reporting Persons.

(d)                                 Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares and Exchangeable Bonds beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit I, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Transaction Agreement

The Transaction Agreement permitted Perestroika, conditional upon completion of the Acquisition, to designate one individual for election to the Board. Perestroika designated Mr. Mohn, whose election was approved at the Extraordinary General Meeting of the Issuer’s shareholders on January 16, 2018 and was effective upon the completion of the Acqusition.

Pre-Acceptance

Pursuant to the Pre-acceptance, Perestroika has agreed to not sell, transfer, encumber or otherwise dispose of its Consideration Shares during the period from the closing date of the Acquisition until August 15, 2018. Perestroika has entered into a separate lock-up agreement in this respect. Such agreement shall not apply to any Shares that Perestroika acquires through exchange of Exchangeable Bonds.

Indenture and Exchangeable Bonds

The Exchangeable Bonds, issued pursuant to the Indenture, are TINC’s general unsecured and senior obligations and are fully and unconditionally guaranteed on a senior unsecured basis by the Issuer. The Exchangeable Bonds will mature on January 30, 2023.

The Exchangeable Bonds pay cash interest at an annual rate of 0.5% on the principal amount of the Exchangeable Bonds from July 30, 2018, or from the most recent date to which interest has been paid or provided for to, but excluding, the next scheduled interest payment date until January 30, 2023. Interest is payable semi-annually in arrears on January 30 and July 30 of each year, commencing July 30, 2018, to holders of record at the close of business on the preceding January 15 and July 15, respectively. Accrued interest is computed on the basis of a 360-day year composed of twelve 30-day months. In the event of the repurchase by the TINC at the option of the holder of an Exchangeable Bond, interest ceases to accrue on the Exchangeable Bonds under the terms of and subject to the conditions of the Indenture.

The Exchangeable Bonds are exchangeable into the Shares at the holder’s option at the Initial Exchange Rate, but the Initial Exchange Rate may be adjusted under certain circumstances, which are further described in the Indenture.

Long-Term Incentive Plan

Under the Issuer’s Long-Term Incentive Plan, which is for executives, key employees and non-employee directors, awards can be granted in the form of restricted share units, restricted shares, stock options, stock appreciation rights and cash performance awards.  Awards may be granted as service awards that are earned over a defined service period or as performance awards that are earned based on the achievement of certain market factors or performance targets or a combination of market factors and performance targets.  The Issuer’s compensation committee of the Board determines the terms and conditions of the awards granted under the Long Term Incentive Plan.

Service awards typically vest either in three equal annual installments beginning on the first anniversary date of the grant or in an aggregate installment at the end of the stated vesting period.  Performance awards typically are subject to a three-year measurement period during which the number of options, shares or restricted share units remains uncertain.  At the end of the measurement period, the awarded number of options, shares or restricted share units is determined and, thereafter subject to a stated vesting period.  The performance awards typically vest in one aggregate installment following the determination date.  Stock options and stock appreciation rights are subject to a stated vesting period and, once vested, typically have a seven year term during which they are exercisable.

Corporate Governance Guidelines

The Issuer’s Corporate Governance Guidelines require each current non-management director to acquire and retain a number of Shares, restricted share units and/or deferred units at least equal in value to an amount five times the director’s annual cash retainer. Each new director is required to acquire and retain such number of Shares, restricted share units and/or deferred units over his or her initial five years as a director. In connection with such ownership requirement, the Board currently grants restricted share units to each of the Issuer’s non-management directors.

Insider Trading Policy

Pursuant to the Issuer’s Insider Trading Policy, employees, officers and directors are restricted from pledging, hedging or holding shares in a margin account.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement between the Issuer and TINC and the several persons listed on Schedule I thereto, dated as of January 30, 2018, Perestroika is entitled to customary demand, shelf and piggyback registration rights with respect to the Exchangeable Bonds, the Shares issuable upon the conversion of the Exchangeable Bonds and other Shares received in the Acquisition, including customary indemnification and contribution rights and provision for underwritten offerings.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The descriptions of the Joint Filing Agreement, Transaction Agreement, the Pre-acceptance, the Indenture, the Long-Term Incentive Plan and the Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as Exhibit II through Exhibit VII, respectively, and are incorporated herein by reference.

Item 7.                                                         Material to Be Filed as Exhibits.

Exhibit I	Joint Filing Agreement among the Reporting Persons, dated as of February 2, 2018.

Exhibit II

Transaction Agreement, dated August 13, 2017, among Transocean Ltd., Transocean Inc. and Songa Offshore SE (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (Commission File No. 000-53533) filed on August 15, 2017).

Exhibit III

Amendment No. 1 to Transaction Agreement, dated September 15, 2017, among Transocean Ltd., Transocean Inc. and Songa Offshore SE (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (Commission File No. 000-53533) filed on September 15, 2017).

Exhibit IV

Amendment No. 2 to Transaction Agreement, dated December 19, 2017, among Transocean Ltd., Transocean Inc. and Songa Offshore SE (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (Commission File No. 000-53533) filed on December 20, 2017).

Exhibit V

Pre-acceptance, dated August 13, 2017, between Transocean Ltd. and Perestroika AS (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8 K (Commission File No. 000-53533) filed on August 15, 2017).

Exhibit VI

Indenture, dated as of January 30, 2018, among Transocean Inc., Transocean Ltd., as guarantor, and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as co-trustees (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (Commission File No. 001-38373) filed on January 30, 2018).

Exhibit VII	Transocean Ltd. 2015 Long-Term Incentive Plan (incorporated by reference to Annex B to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 001-53533) filed on March 23, 2015).

Exhibit VIII

Registration Rights Agreement between Transocean Ltd. and Transocean Inc. and the several persons listed on Schedule I thereto, dated as of January 30, 2018 (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K (Commission File No. 001-38373) filed on January 30, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 5, 2018

FREDERIK W. MOHN		PERESTROIKA AS

By:	/s/ Frederik W. Mohn	By:	/s/ Frederik W. Mohn
Name:	Frederik W. Mohn,	Name: Frederik W. Mohn
	in his individual capacity	Title: Chairman and Sole Director